
RECEIVED
SEC MAIL PROCESSING
NOV 2 6 2010
WASH, D.C. SECTION
189


10032757

UNITED STA[TES]
SECURITIES AND EXCHA[NGE COMMISSION]
Washington, D.C.

| OMB APPROVAL | |
|---|---|
| [OMB] Number: | 3235-0123 |
| [Expir]es: | April 30, 2013 |
| [Estim]ated average burden | |
| hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 20267 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/09 (MM/DD/YY) AND ENDING 09/30/10 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Frazer Lanier Company, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Water Street
(No. and Street)

Montgomery (City) AL (State) 36104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Susan S. Waldrop (334) 265-8483
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jackson Thornton & Co., P.C.
(Name – *if individual, state last, first, middle name*)

200 Commerce Street (Address) Montgomery (City) AL (State) 36104 (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, S. Ashton Stuckey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Frazer Lanier Company, Incorporated, as of September 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice Chairman and Chief Operating Officer

Title

Notary Public

NOTARY PUBLIC STATE OF ALABAMA AT LARGE
MY COMMISSION EXPIRES: June 2, 2014
BONDED THRU NOTARY PUBLIC UNDERWRITERS

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# THE FRAZER LANIER COMPANY, INCORPORATED

FINANCIAL STATEMENTS PURSUANT TO SECTION 17 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED BY THE SECURITIES ACT AMENDMENTS OF 1975 AND RULE 17a-5 THEREUNDER AS OF SEPTEMBER 30, 2010

THE FRAZER LANIER COMPANY, INCORPORATED
MONTGOMERY, ALABAMA

# INDEX

JACKSON THORNTON
A PROFESSIONAL CORPORATION www.jacksonthornton.com



MONTGOMERY, ALABAMA

*Dothan*

*Prattville*

*Wetumpka*

## INDEPENDENT AUDITORS' REPORT


SEC MAIL PROCESSING
RECEIVED
NOV 26 2010
WASH. D.C.
189
SECTION

The Board of Directors
The Frazer Lanier Company, Incorporated
Montgomery, Alabama

We have audited the accompanying statement of financial condition of The Frazer Lanier Company, Incorporated (the Company) as of September 30, 2010, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Frazer Lanier Company, Incorporated at September 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 12 through 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Jackson Thornton & Co. PC*

Montgomery, Alabama
November 23, 2010

THE FRAZER LANIER COMPANY, INCORPORATED

STATEMENT OF FINANCIAL CONDITION
(X-17A-5)
AT SEPTEMBER 30, 2010

ASSETS

| | ALLOWABLE | NONALLOWABLE | TOTAL |
|---|---|---|---|
| Cash | $ 2,221,591 | $ 100 | $ 2,221,691 |
| Cash segregated in compliance with federal and other regulations | 15 | | 15 |
| Receivables from brokers or dealers and clearing organizations: | | | |
| Other | 12,000 | 102,435 | 114,435 |
| Securities owned at market value: | | | |
| Stocks and warrants | 700,019 | | 700,019 |
| Property, furniture, equipment, leasehold improvements, and rights under lease agreements - at cost (Net of accumulated depreciation and amortization of $1,026,125) | | 228,073 | 228,073 |
| Other assets: | | | |
| Loans and advances | | 2,465,300 | 2,465,300 |
| Miscellaneous | | 9,763 | 9,763 |
| Total assets | $ 2,933,625 | $ 2,805,671 | $ 5,739,296 |

The accompanying notes are an integral part of these financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY

| | A. I. LIABILITIES | NON A. I. LIABILITIES | TOTAL |
|---|---|---|---|
| Accounts payable and accrued liabilities and expenses: | | | |
| Accounts payable | $ 184,189 | | $ 184,189 |
| Income taxes payable | 58,749 | | 58,749 |
| Deferred income taxes | | $ 200,000 | 200,000 |
| Accrued expenses and other liabilities | 1,925,791 | | 1,925,791 |
| Total liabilities | $ 2,168,729 | $ 200,000 | 2,368,729 |
| Stockholders' equity: | | | |
| Common stock: | | | |
| Class A, voting, $1 par value; authorized 3,000 shares, 2,118 shares issued and outstanding | | | 2,118 |
| Class B, nonvoting, $1 par value; authorized 1,000 shares, 556 shares issued and outstanding | | | 556 |
| Additional paid-in capital | | | 267,107 |
| Retained earnings | | | 3,100,786 |
| Total stockholders' equity | | | 3,370,567 |
| Total liabilities and stockholders' equity | | | $ 5,739,296 |

THE FRAZER LANIER COMPANY, INCORPORATED

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2010

| | COMMON STOCK | ADDITIONAL PAID-IN CAPITAL | RETAINED EARNINGS | TREASURY STOCK |
|---|---|---|---|---|
| BALANCE AT SEPTEMBER 30, 2009 | $ 3,422 | $ 433,861 | $ 3,744,456 | $ (755,245) |
| NET LOSS FOR YEAR ENDED SEPTEMBER 30, 2010 | | | (871) | |
| ACQUISITION OF 272 SHARES OF CLASS A TREASURY STOCK | | | | (404,736) |
| RETIREMENT OF 272 SHARES OF CLASS A TREASURY STOCK | (272) | (309,926) | (94,538) | 404,736 |
| RETIREMENT OF 482 SHARES OF CLASS A TREASURY STOCK | (482) | | (548,261) | 548,743 |
| SALE OF 229 SHARES OF CLASS B TREASURY STOCK | | 134,250 | | 206,502 |
| ISSUANCE OF 235 SHARES OF CLASS B COMMON STOCK | 6 | 8,922 | | |
| BALANCE AT SEPTEMBER 30, 2010 | $ 2,674 | $ 267,107 | $ 3,100,786 | $ - |

The accompanying notes are an integral part of these financial statements.

THE FRAZER LANIER COMPANY, INCORPORATED

STATEMENT OF INCOME
(X-17A-5)
FOR THE YEAR ENDED SEPTEMBER 30, 2010

| | |
|---|---|
| REVENUE: | |
| Underwriting transactions | $ 4,607,374 |
| Advisory fees | 982,754 |
| Gain (loss) on principal transactions: | |
| Realized | 168,692 |
| Unrealized | (324,398) |
| Interest | 75,860 |
| Other income | 22,160 |
| Total revenue | 5,532,442 |
| EXPENSES: | |
| Employee compensation and benefits | 4,317,164 |
| Communications | 69,649 |
| Occupancy and equipment costs | 461,606 |
| Promotional costs | 308,971 |
| Interest expense | 2,089 |
| Regulatory fees and expense | 45,705 |
| Other expenses | 267,380 |
| Total expenses | 5,472,564 |
| INCOME BEFORE INCOME TAXES | 59,878 |
| INCOME TAX EXPENSE | 60,749 |
| NET LOSS | $ (871) |

The accompanying notes are an integral part of these financial statements.

THE FRAZER LANIER COMPANY, INCORPORATED

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2010
Increase (Decrease) in Cash

| | |
|---|---|
| CASH FLOWS FROM (USED FOR) OPERATING ACTIVITIES: | |
| Net loss | $ (871) |
| Adjustments to reconcile net income to net cash from operating activities: | |
| Depreciation and amortization | 80,308 |
| Decrease in accrued interest income | 149 |
| Realized gain on sale of securities | (172,905) |
| Unrealized loss on securities | 324,398 |
| Deferred income tax expense | 2,000 |
| Decrease in receivables | 612,800 |
| Increase in other assets | (1,450) |
| Increase in income taxes payable | (163,818) |
| Decrease in accounts payable and accrued expenses | 58,749 |
| Net cash from operating activities | 739,360 |
| CASH FLOWS FROM (USED FOR) INVESTING ACTIVITIES: | |
| Principal amounts received on notes receivable, net | 45,000 |
| Proceeds from sale of securities | 244,419 |
| Purchases of equipment | (111,524) |
| Repayments from officers, net | 9,241 |
| Net cash from investing activities | 187,136 |
| CASH FLOWS FROM (USED FOR) FINANCING ACTIVITIES: | |
| Acquisition of treasury stock | (404,736) |
| Proceeds from sale of treasury stock | 100,000 |
| Net cash used for financing activities | (304,736) |
| NET INCREASE IN CASH | 621,760 |
| CASH AT BEGINNING OF YEAR | 1,599,946 |
| CASH AT END OF YEAR | $ 2,221,706 |
| CASH PER STATEMENT OF FINANCIAL CONDITION: | |
| Cash | $ 2,221,691 |
| Cash segregated in compliance with federal and other regulators | 15 |
| Total cash at end of year | $ 2,221,706 |
| SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION: | |
| Cash paid during the year for: | |
| Interest | $ 2,089 |
| SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES: | |
| Common stock issued in exchange for note receivable | $ 8,928 |
| Treasury stock sold in exchange for note receivable | 240,752 |

The accompanying notes are an integral part of these financial statements.

THE FRAZER LANIER COMPANY, INCORPORATED

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2010

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of operations - The Frazer Lanier Company, Incorporated (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory.

Cash and cash equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

The Company maintains cash accounts in bank deposit accounts, which at times may exceed federally insured limits. At September 30, 2010, the Company has a cash balance of approximately $1,281,000 that is uninsured. The Company has not experienced any losses in such accounts.

Accounts receivable - Accounts receivables are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the credit history with customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year-end will be immaterial. No interest is accrued on accounts receivable.

Underwriting transactions - Revenue includes fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

Investment advisory income - Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Securities - The Company carries all marketable securities at market values with applicable provision for deferred income taxes. Securities held at September 30, 2010 consist of the common stock of one publicly traded company with a cost of $90,986.

The Company's securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with the Company's securities, it is at least reasonably possible that these risk factors could materially affect the securities' balances.

The Fair Value Measurements and Disclosures Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that is based on the valuation inputs used in the fair value measurements. Measurements using quoted prices in active markets for identical assets and liabilities fall within Level 1 of the hierarchy, measurements using significant other observable inputs fall within Level 2, and measurements using significant unobservable inputs fall within Level 3.

Fair values for the investments in marketable securities at September 30, 2010 are based on level 1 inputs and are determined by reference to quoted market prices in active markets for identical assets.

Depreciation - Depreciation of furniture and equipment is computed principally by accelerated methods for both financial reporting purposes and income tax purposes. Amortization of leasehold improvements is computed by the straight-line method. The estimated useful lives used to compute depreciation on assets are indicated below.

| | |
|---|---|
| Leasehold improvements | 5 - 31 years |
| Furniture and office equipment | 5 - 7 years |
| Automobiles | 5 years |
| Airplane | 5 years |

Income taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes primarily related to the differences between the basis of marketable securities for financial reporting and income tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will be taxable when the assets are sold or otherwise disposed.

The Company recognizes and measures its unrecognized tax benefits in accordance with the Income Taxes Topic of the FASB Accounting Standards Codification. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Interest and penalties associated with tax positions are recognized in the statement of income if material. With few exceptions, the Company is no longer subject to U.S. federal, state, or local income tax examinations by tax authorities for years before 2007.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent events - The Company has evaluated events through November 23, 2010, which is the date these financial statements were available to be issued. All subsequent events requiring recognition as of September 30, 2010, have been incorporated into these financial statements.

NOTE 2 - CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS:

Cash of $15 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the SEC.

NOTE 3 - PROPERTY AND EQUIPMENT:
Furniture, equipment, and leasehold improvements consist of the following:

| | |
|---|---|
| Leasehold improvements | $ 32,917 |
| Furniture and office equipment | 425,165 |
| Automobiles | 109,652 |
| Airplane | 641,112 |
| Website | 10,306 |
| Software | 35,046 |
| | 1,254,198 |
| Less: Accumulated depreciation and amortization | 1,026,125 |
| Total | $ 228,073 |

NOTE 4 - LINES OF CREDIT - BANK:
The Company has a revolving $750,000 line of credit with Sterling Bank under which no draws were outstanding at September 30, 2010. The interest rate on the line of credit bears interest at 5.0%. The line of credit is secured by certain Company investment securities with a market value of $236,220 at September 30, 2010. The line of credit expires May 2011.

The Company has a revolving $5,000,000 line of credit with the National Bank of South Carolina under which no draws were outstanding at September 30, 2010. The variable rate line of credit bears interest at the Bank's prime floating rate with a minimum rate of 5.0%. The effective rate at September 30, 2010 was 5.0%. The line of credit is secured by municipal securities returned to the Bank's Depository Trust Company account. The line of credit expires May 2011.

NOTE 5 - LEASES:
The Company subleases office space from a partnership, of which one partner is a stockholder of the Company. The lease agreement expires on September 30, 2011. Rental expense amounted to $141,663 for 2010. The future minimum lease payments under this sublease are expected to be $140,460 for the year ending September 30, 2011.

NOTE 6 - SUBORDINATED LIABILITIES:
At September 30, 2010, the Company had no liabilities subordinated to the claims of general creditors.

NOTE 7 - INCOME TAXES:
Net deferred tax liabilities consist of the following components as of September 30, 2010:

| | |
|---|---|
| Deferred tax liabilities: | |
| Marketable securities | $ 225,000 |
| Deferred tax assets: | |
| Furniture, equipment, and leasehold improvements | (3,000) |
| Accrued expenses | (12,000) |
| Contribution carryforward | (10,000) |
| Net deferred tax liability | $ 200,000 |

The provision for corporate income taxes for the year ended September 30, 2010 consists of the following:

| | |
|---|---|
| Deferred income tax expense | $ 2,000 |
| Current income tax expense: | |
| Federal | 48,497 |
| State | 10,252 |
| Total income tax expense | $ 60,749 |

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the year ended September 30, 2010 primarily due to nondeductible expenses.

NOTE 8 - RETIREMENT PLAN:
The Company has a defined contribution retirement plan covering substantially all employees. Contributions to the plan are authorized by the Board of Directors at its discretion. The Company's retirement expense for the year ended September 30, 2010 was $43,568.

NOTE 9 - NET CAPITAL REQUIREMENT:
Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2010, the Company had net capital and net capital requirements of $403,591 and $250,000 respectively. The Company's percentage of aggregate indebtedness to net capital was 537%. The ratio of aggregate indebtedness to net capital may not exceed 1500%.

NOTE 10 - RECEIVABLES FROM RELATED PARTIES:
At September 30, 2010, loans and advances include $2,331,602 from officers and employees. This amount includes an unsecured $1,970,000 note receivable from one officer. The note has scheduled annual principal payments of $45,000 plus interest computed monthly at the lower of the prime lending rate or 4.0% through September 30, 2013, with the balance due October 1, 2014. The interest rate at September 30, 2010 was 3.25%. Loans and advances also include an unsecured $249,680 note receivable from one employee. The note has one scheduled payment of $249,680 plus interest computed monthly at .75%. Principal and interest are due at maturity on October 31, 2010. The interest earned on related party receivables during the year ended September 30, 2010 was $68,236.

NOTE 11 - CONCENTRATIONS OF CREDIT RISK:
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

THE FRAZER LANIER COMPANY, INCORPORATED

SCHEDULE OF COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
(X-17A-5)
AS OF SEPTEMBER 30, 2010

## COMPUTATION OF NET CAPITAL

| | |
|---|---|
| Total stockholders' equity from statement of financial condition | $3,370,567 |
| Deductions and/or charges: | |
| Total nonallowable assets from statement of financial condition | 2,805,671 |
| Other deductions and/or charges | 20,000 |
| Total deductions and/or charges | 2,825,671 |
| Other additions and/or allowable credits: | |
| Deferred tax liability | 62,884 |
| Net capital before haircuts on securities positions | 607,780 |
| Haircuts on securities: | |
| Marketable investments | 109,803 |
| Undue concentration | 94,386 |
| Total haircuts on securities | 204,189 |
| Net capital | $ 403,591 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Total A.I. liabilities from statement of financial condition | $2,168,729 |
| Total aggregate indebtedness | $2,168,729 |
| Percentage of aggregate indebtedness to net capital | 537% |

THE FRAZER LANIER COMPANY, INCORPORATED

SCHEDULE OF COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
(X-17A-5)
AS OF SEPTEMBER 30, 2010

| | |
|---|---|
| CREDIT BALANCES: | |
| Free credit balances and other credit balances in customer security accounts | NONE |
| Debit balances in customers' accounts, less unsecured accounts and accounts doubtful of collection | NONE |
| RESERVE COMPUTATION: | |
| Excess of total credits over total debits | |
| 105% of total credits over total debits | |
| Amount held on deposit in "Reserve Bank Account," end of reporting period | $ 15 |
| Net amount in reserve bank account after deposit | $ 15 |
| Date of deposit | N/A |

There were no differences between the reserve requirements as shown on the Focus Report - Part II for the quarter ended September 30, 2010 and the financial statements as required by Rule 17a-5.

THE FRAZER LANIER COMPANY, INCORPORATED

SCHEDULE OF RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
(X-17A-5)
AS OF SEPTEMBER 30, 2010

| | FOCUS - PART II QUARTER ENDED SEPTEMBER 30, 2010 | ADJUSTMENTS | ANNUAL FINANCIAL STATEMENTS AT SEPTEMBER 30, 2010 |
|---|---|---|---|
| COMPUTATION OF NET CAPITAL: | | | |
| Total stockholders' equity from statement of financial condition | $ 3,486,140 | $ (115,573) | $ 3,370,567 |
| Deductions and/or charges: | | | |
| Total nonallowable assets from statement of financial condition | 2,705,931 | 99,740 | 2,805,671 |
| Other deductions and/or charges | 20,000 | | 20,000 |
| Total deductions and/or charges | 2,725,931 | 99,740 | 2,825,671 |
| Other additions and/or allowable credits: | | | |
| Deferred tax liability | 59,770 | 3,114 | 62,884 |
| Net capital before haircuts on securities positions | 819,979 | (212,199) | 607,780 |
| Haircuts on securities: | | | |
| Marketable investments | 109,801 | 2 | 109,803 |
| Undue concentration | 91,203 | 3,183 | 94,386 |
| Total haircuts on securities | 201,004 | 3,185 | 204,189 |
| Net capital | $ 618,975 | $ (215,384) | $ 403,591 |
| COMPUTATION OF AGGREGATE INDEBTEDNESS: | | | |
| Total A.I. liabilities from statement of financial condition | $ 1,928,203 | $ 240,526 | $ 2,168,729 |
| Total aggregate indebtedness | $ 1,928,203 | $ 240,526 | $ 2,168,729 |
| Percentage of aggregate indebtedness to net capital | 312% | (19%) | 537% |

The adjustments are due to the accrual of allowable assets and adjustments for taxes and accrued expenses recorded preparation of Focus report.

THE FRAZER LANIER COMPANY, INCORPORATED

SCHEDULE OF INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
(X-17A-5)
AS OF SEPTEMBER 30, 2010

State the market valuation and the number of items of:

| | |
|---|---|
| Customers' fully paid securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. | NONE |
| Number of items | NONE |
| Customers' fully paid securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags resulting from normal business operations" as permitted under Rule 15c3-3. | NONE |
| Number of items | NONE |